UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )

Regeneron Pharmaceuticals, Inc.
(Name of Subject Company (Issuer))

Regeneron Pharmaceuticals, Inc.
(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $.001 Per Share
granted under the Company’s 1990 Long-Term Incentive Plan
and 2000 Long-Term Incentive Plan
Having an Exercise Price Per Share of $18.00 or More
(Title of Class of Securities)

00075886F1
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Stuart Kolinski, Esq.
Vice President, General Counsel and Secretary
Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, New York 10591-6707
(914) 347-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Kent A. Coit
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, MA 02108
Telephone: (617) 573-4800
Facsimile: (617) 573-4822

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Explanatory Note

     On November 17, 2004, Regeneron Pharmaceuticals, Inc. (the “Company”) filed with the Securities and Exchange Commission on Schedule 14A preliminary forms of a letter to shareholders, Notice of Special Meeting of Shareholders and Proxy Statement (collectively the “Preliminary Proxy Materials”) in connection with a Special Meeting of Shareholders at which the Company’s shareholders will vote on a proposal to approve an amendment to the Company’s 2000 Long-Term Incentive Plan to expressly authorize an option exchange program described in the Preliminary Proxy Materials (the “Option Exchange Program”). The Preliminary Proxy Materials are attached as Exhibit 99.1 hereto.

     On November 17, 2004, the Company disseminated to employees by e-mail a communication from Ross Grossman, Vice President of Human Resources regarding the Option Exchange Program, which is attached as Exhibit 99.2 hereto (the “Employee Communication”).

Additional Information About the Option Exchange Program and Where to Find It

None of the above information, the Preliminary Proxy Materials nor the Employee Communication constitutes an offer to holders of options to exchange their options. At the time the Option Exchange Program is commenced, we will provide eligible employees with written materials, including an Offer to Exchange, explaining the precise terms, conditions and timing of, and procedures for accepting, such offer, and will file those materials with the Securities and Exchange Commission (SEC). Eligible employees should carefully read those materials, when they become available, because they will contain important information about the Option Exchange Program.

Free copies of the Offer to Exchange and related materials (when they are available), and any other materials filed by Regeneron Pharmaceuticals, Inc. with the SEC, may be obtained free of charge at www.sec.gov and on our internet website (www.regeneron.com) or by contacting our Investor Relations Department at 777 Old Saw Mill River Road, Tarrytown, New York 10591.

Exhibit Index

Exhibit No.
99.1	Preliminary forms of letter to shareholders, Notice of Special Meeting of Shareholders and Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission on November 17, 2004.
99.2	Communication from Ross Grossman, Vice President of Human Resources to all employees sent on November 17, 2004.